Filed Pursuant to Rule 424(b)(2)
Registration No. 333-96565
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 14, 2002)

$200,000,000

Cooper Cameron Corporation

2.650% Senior Notes due 2007

➢	We are offering $200,000,000 aggregate principal amount of our 2.650% senior notes due April 15, 2007.

➢	We will pay interest on the notes semi-annually on April 15 and October 15 of each year, beginning October 15, 2004.

➢	We may redeem some or all of the notes at any time and from time to time before their maturity date at our option at a make- whole redemption price, together with accrued and unpaid interest, if any, to the redemption date.

➢	The notes will be our general senior unsecured obligations and will rank equally in right of payment with all our existing and future senior unsecured debt.

➢	We do not intend to list the notes on any securities exchange.

Investing in the notes involves risks. You should carefully read the entire accompanying prospectus and this prospectus supplement, including the section entitled “Risk Factors” beginning on page S-3 of this prospectus supplement and page 1 of the accompanying prospectus.

	Per Note	Total

Price to public(1)	99.931%	$199,862,000

Underwriting discount	0.450%	$900,000

Proceeds, before expenses, to us(1)	99.481%	$198,962,000

(1)	Plus accrued interest, if any, from March 18, 2004. See page S-17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

We expect that the notes will be delivered to investors on or about March 18, 2004 in book-entry form only through the facilities of The Depository Trust Company.

Joint Book-Running Managers

ABN AMRO Incorporated	UBS Investment Bank

Credit Lyonnais Securities (USA)

Royal Bank of Scotland

DnB NOR Markets

Lazard

SunTrust Robinson Humphrey

The date of this prospectus supplement is March 15, 2004

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and documents we have incorporated by reference. No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy those securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, references to “us,” “we,” “our,” “ours,” and “Cooper Cameron” refer to Cooper Cameron Corporation and its subsidiaries.

i

Cooper Cameron Corporation

OVERVIEW

Cooper Cameron Corporation designs, manufactures, markets and services equipment used by the oil and gas industry and industrial manufacturing companies. We are a leading international manufacturer of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. We also are a leading manufacturer of integrally geared centrifugal air compressors, separable gas compressors and turbochargers. We operate internationally and have manufacturing plants and service centers in numerous locations, including the United States, the United Kingdom, Canada, France, Norway, Ireland, Singapore, Germany, The Netherlands, Australia, Mexico, Argentina, Nigeria and Brazil.

Our operations are currently organized into three business segments:

➢	Cameron;

➢	Cooper Cameron Valves; and

➢	Cooper Compression.

In February 2004, we acquired Petreco International Inc., a supplier of oil and gas separation products, for approximately $90 million, net of cash acquired and debt assumed. Petreco’s revenues in 2003 were approximately $117 million, and its income before taxes was approximately $12 million. Petreco is a market-leader in highly engineered custom processing products for the worldwide oil and gas industry. This acquisition will increase our presence in the oil and gas separation market and will complement our existing business.

CORPORATE INFORMATION

Our common stock is traded on the New York Stock Exchange under the symbol “CAM.”

Our principal executive offices are located at 1333 West Loop South, Houston, Texas 77027. Our telephone number at that location is (713) 513-3300.

The Offering

The following summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read this summary in conjunction with the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Cooper Cameron Corporation.

Securities Offered	$200,000,000 principal amount of 2.650% senior notes due April 15, 2007.

Use of Proceeds	The net proceeds of this offering, after discount and expenses, are estimated to be approximately $198.5 million. We will use the net proceeds to repay a portion of the amounts outstanding under our zero coupon convertible senior debt securities (of which approximately $260 million is outstanding), which are subject to repurchase by us at the option of the holders as of May 17, 2004. To the extent the net proceeds are not required for such purpose, the remaining proceeds will be used for general corporate purposes.

Maturity Date	April 15, 2007.

Interest Payment Dates	April 15 and October 15 of each year, beginning October 15, 2004.

Interest Rate	2.650% per annum.

Optional Redemption	We may redeem all or a portion of the notes at any time at a redemption price described under “Description of Notes—Optional Redemption,” plus accrued and unpaid interest.

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured debt.

Sinking Fund	None.

Additional Issuance	We may, at any time, without the consent of the holders of the notes, issue additional notes having the same ranking, and the same interest rate, maturity and other terms as these notes. Any additional notes having such similar terms, together with these notes, will constitute a single series of notes under the indenture.

Risk factors

You should carefully consider the following factors, along with the factors set forth under “Risk Factors” in the accompanying prospectus and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Financial Condition and Future Results” in our Annual Report on Form 10-K/A for the year ended December 31, 2003, in addition to the other information contained or incorporated by reference in this prospectus, before deciding to invest in our notes.

Although the notes are referred to as “senior notes,” they will be effectively subordinated to any secured debt and to the debt of our subsidiaries.

The notes are unsecured and, therefore, will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. If we default on the notes, become bankrupt, liquidate or reorganize, any secured creditors could use our collateral to satisfy their secured indebtedness before you would receive any payment on the notes. If the value of the collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us that rank equally with the notes. Because the notes are obligations of Cooper Cameron Corporation, they also are effectively subordinated to any existing or future indebtedness or other obligations of our subsidiaries.

An active trading market may not develop for the notes.

There is no established trading market for the notes. We have no plans to list the notes on a securities exchange. We have been advised by the underwriters that they intend to make a market in the notes; however, the underwriters are not obligated to do so. Any market making activity, if initiated, may be discontinued at any time, for any reason, without notice. If the underwriters cease to act as a market maker for the notes for any reason, we cannot assure you that another firm or person will make a market in the notes. The liquidity of any market for the notes will depend upon several factors, including the number of holders of the notes, our results of operations and financial condition, the market for similar securities and the interest of securities dealers in making a market in the notes.

Our debt level may limit our financial flexibility.

As of February 27, 2004, we had total consolidated indebtedness with a carrying value of approximately $469.4 million. In addition to the debt to be incurred in connection with this offering, we may incur additional debt in the future. The level of our debt could have several important effects on our future operations, including, among other things:

➢	a portion of our cash flow from operations will be dedicated to the payment of principal and interest on outstanding debt and will not be available for other purposes;

➢	credit rating agencies may in the future view our debt level negatively;

➢	covenants contained in our existing debt arrangements will require us to continue to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

➢	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

➢	we may be at a competitive disadvantage to similar companies that have less debt; and

Risk factors

➢	we may be more vulnerable to adverse economic and industry conditions as a result of our debt level.

We may require capital outlays in excess of our cash flows.

We have significant debt maturities over the next several years. In May, 2006, the holders of our $200 million 1.75% convertible debentures due 2021 will have the right to require us to repurchase those debentures. There can be no assurance that our operating cash flow will be sufficient to meet those outlays or that we will be able to arrange financing on terms acceptable to us to meet those needs or at all.

Execution of deepwater subsea systems projects exposes us to new risks.

We continue to expand into the deepwater subsea systems market. This market is significantly different from our other markets since deepwater subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Deepwater subsea projects:

➢	typically involve long lead times;

➢	typically are larger in financial scope;

➢	typically require substantial engineering resources to meet the technical requirements of the project; and

➢	often involve the application of existing technology to new environments and in some cases, new technology.

During the fourth quarter of 2003, we experienced numerous shipment delays on our deepwater subsea systems contracts. Accordingly, we were unable to recognize revenue in 2003 on the delayed shipments, which had an aggregate sales value of approximately $30 million. We expect to recognize this revenue in 2004. We incurred approximately $10.8 million of incremental costs related to those subsea contracts, which was reflected as cost of sales in the fourth quarter of 2003. We also recorded $5.4 million of estimated liquidated damages that could be assessed by our customers as a result of the delays experienced during the fourth quarter of 2003. To the extent we continue to experience difficulties in meeting the technical or delivery requirements of the subsea projects, our earnings or liquidity could be negatively impacted.

Fluctuations in worldwide currency markets can impact our profitability.

We have established multiple “Centers of Excellence” facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and blowout preventors. These production facilities are located in the United Kingdom and other European and Asian countries. To the extent we sell these products in U.S. dollars, our profitability is eroded when the U.S. dollar weakens against the British pound, the Euro and other currencies. This occurred throughout 2003. We estimate that our gross profit, as a percentage of revenue, was negatively impacted by 0.4% during 2003 as a result of the weakening U.S. dollar. To the extent the U.S. dollar continues to weaken, future profitability could be negatively impacted.

Increases in the cost of metals used in our manufacturing processes could negatively impact our profitability.

During the latter part of 2003, and continuing into 2004, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for our products began to increase significantly. Certain of our suppliers are beginning to pass these increases on to us. If we are not successful in raising our prices on products that are manufactured from these metals, our margins will be negatively impacted.

Use of proceeds

The net proceeds of this offering, after discounts and expenses, are estimated to be approximately $198.5 million. We will use the net proceeds to repay a portion of the amounts outstanding under our zero coupon convertible senior debt securities (of which approximately $260 million is outstanding), which are subject to repurchase by us at the option of the holders as of May 17, 2004. To the extent the net proceeds are not required for such purpose, the remaining proceeds will be used for general corporate purposes.

Ratio of earnings to fixed charges

The ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with our consolidated financial statements, including the accompanying notes thereto, incorporated by reference in this prospectus supplement.

	Year Ended December 31,
						Pro Forma
	1999	2000	2001	2002	2003	2003

Ratio of earnings to fixed charges	3.0	2.8	7.3	8.1	6.8	6.1

➢	For purposes of calculating the ratios of earnings to fixed charges, “earnings” represent income (including only distributed income of less than 50% owned entities) before income taxes and fixed charges. “Fixed charges” represent the sum of interest charges and the portion of rental expenses representative of an interest factor.

➢	Pro forma ratio of earnings to fixed charges reflects the application of the net proceeds from this offering along with existing cash to repurchase $260 million of our zero coupon convertible senior debt securities.

Description of the notes

The following description of the particular terms of the notes (which represent a new series of, and are referred to in the accompanying prospectus as, the “debt securities”), supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

We will issue the notes under an indenture between us and SunTrust Bank, as trustee, to be supplemented by a supplemental indenture. In this prospectus supplement, we refer to that indenture as so supplemented as the “indenture.” The terms of the notes include those set forth in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. Copies of the indenture are available upon request from us or the trustee. References to “us,” “we,” “ours,” or “Cooper Cameron” in this section of the prospectus supplement are to Cooper Cameron Corporation and not our subsidiaries.

GENERAL

We will issue the notes initially in an aggregate principal amount of $200,000,000. The notes will be issued in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 15, 2007. We may issue additional notes of this series from time to time, without the consent of the existing holders of the notes, in compliance with the terms of the indenture. Any additional notes of this series that we may issue will rank equally and ratably with the original notes in all respects (except for the payment of interest accruing before the issue date of such additional notes), so that such additional notes will form a single series with the original notes and have the same terms as to status, redemption or otherwise as the original notes.

Interest on the notes will:

➢	accrue at the rate of 2.650% per year;

➢	accrue from the date of issuance or the most recent interest payment date;

➢	be payable in cash semiannually in arrears on each April 15 and October 15 commencing on October 15, 2004;

➢	be payable to the holders of record on April 1 and October 1 immediately preceding the related interest payment dates; and

➢	be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the maturity date or redemption date.

The notes will be our general unsecured obligations and will rank equally in right of payment with all our other existing and future unsubordinated debt. The notes will be effectively subordinated to any secured indebtedness that we may incur in the future to the extent of the value of the assets securing that indebtedness and to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. There are no restrictions in the indenture upon the amount of indebtedness that we or any of our subsidiaries may incur. As of February 27, 2004, we had total

Description of the notes

consolidated indebtedness with a carrying value of approximately $469.4 million, none of which was secured, and of such amount, our subsidiaries had approximately $2.4 million of such indebtedness, excluding intercompany debt and trade payables.

PAYMENT AND TRANSFER

The notes will be issued in the form of one or more permanent global securities and registered in the name of a nominee of The Depository Trust Company, as depositary for the notes, as described under “—Book-Entry, Delivery and Form.” Beneficial interests in notes in global form will be shown on, and transfers of interest in notes in global form will be made only through, records maintained by the depositary and its participants. Notes in definitive form, if any, may be registered, exchanged or transferred at the office or agency maintained by us for such purpose (which initially will be c/o Computershare Trust Company, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005). Payment of principal of, premium, if any, and interest on notes in global form registered in the name of or held by the depositary or its nominee will be made in immediately available funds to the depositary or its nominee, as the case may be, as the registered holder of such global note. If any of the notes are no longer represented by a global note, all payments on such notes will be made at such office or agency; however, payment will be made in immediately available funds with respect to all such notes aggregating at least $1.0 million in principal amount if the holder has provided timely wire transfer instructions to us or the paying agent, and otherwise any payment of interest on such notes may be made, at our option, by check mailed directly to registered holders at their registered addresses.

No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection therewith. We are not required to transfer or exchange any note selected for redemption or any other note for a period of 15 days before any mailing of notice of notes to be redeemed.

OPTIONAL REDEMPTION

The notes will be redeemable by us, in whole or in part, at any time at a redemption price equal to the greater of:

➢	100% of the principal amount of the notes then outstanding to be redeemed; or

➢	the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at a rate equal to the sum of 15 basis points plus the adjusted Treasury rate, as that term is generally used in the industry, on the third business day before the redemption date;

plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The redemption price will be calculated by UBS Securities LLC. If UBS Securities LLC is unwilling or unable to make the calculation, we will appoint an independent investment banking institution of national standing to make the calculation.

We will mail notice of redemption at least 30 days but not more than 60 days before the applicable redemption date to each holder of the notes to be redeemed.

Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after the applicable redemption date on the notes or portions thereof called for redemption.

Description of the notes

In the case of any partial redemption, selection of the notes for redemption will be made by the trustee by such method as the trustee in its discretion shall deem fair and appropriate. Notes will only be redeemed in multiples of $1,000 in principal amount. If any note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

NO SINKING FUND

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

COVENANTS

The covenants described in this “Covenants” section of this prospectus supplement and the restrictions on consolidation, merger or sale of assets described in the accompanying prospectus under the caption “Description of Debt Securities—Consolidation, Merger and Sale of Assets” will apply to the notes, except that the remaining or acquiring company in the case of any consolidation, merger or sale of assets must be organized in a U.S. jurisdiction. The indenture does not otherwise limit the amount of indebtedness or other obligations that we may incur and does not give you the right to require us to repurchase your notes upon a change of control.

In addition, the indenture provides that the covenants described in this “Covenants” section of this prospectus supplement and the restrictions on consolidation, merger or sale of assets (a) may be waived by holders representing at least a majority in principal amount of the debt securities of all affected series, including the notes, outstanding at any one time under the indenture, and (b) that following an “Event of Default” arising from a breach of any of these provisions, the trustee or holders of not less than 25% in principal amount of all debt securities, including the notes, outstanding under the indenture to which these provisions are applicable may accelerate the maturity of the debt securities under the indenture.

Limitations on Liens

We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired or upon any capital stock of any Restricted Subsidiary, to secure any Debt of ours or any other Person (other than debt securities issued under the indenture), without in any such case making effective provision whereby all of the notes and other debt securities then outstanding under the indenture are secured equally and ratably with, or prior to, such Debt so long as such Debt is so secured. There is excluded from this restriction:

➢	any Lien on any property or assets owned by us or any Restricted Subsidiary in existence on the Issue Date;

➢	any Lien on any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

➢	any Lien on any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary), provided that such Lien only encumbers the property or assets so acquired;

Description of the notes

➢	any Lien on any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise, provided that such Lien is not incurred in anticipation of such Person becoming a Restricted Subsidiary;

➢	any Lien on any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

➢	any Lien in favor of us or any Restricted Subsidiary;

➢	any Lien created or assumed by us or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by us or any Subsidiary;

➢	Permitted Liens;

➢	any Lien on any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by the first eight bullet points, inclusive, above; or

➢	any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in the first nine bullet points, inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement) and (B) the maximum committed principal amount of Debt so secured at such time; provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property or assets (including improvements, alterations and repairs on such property or assets) subject to the Lien so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property or assets).

Notwithstanding the preceding, under the indenture, we may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or capital stock of a Restricted Subsidiary to secure our Debt or the Debt of any other Person (other than debt securities issued under the indenture) that is not excepted by bullet points one through ten, inclusive, above without securing the notes and other debt securities issued under the indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted by bullet points one through ten, inclusive above, do not exceed at any one time 10% of Consolidated Net Tangible Assets.

Reports

So long as any notes are outstanding, we will:

➢	for as long as we are required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we are required to file with the SEC, copies of the annual

Description of the notes

reports and of the information, documents and other reports that we are required to file with the SEC pursuant to the Exchange Act; and

➢	if we are not required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we would have been required to file with the SEC, financial statements (and with respect to annual reports, an auditors’ report by a firm of established national reputation) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Certain Definitions

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

➢	all current liabilities (excluding (A) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and

➢	the amount (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles in the United States, as in effect from time to time.

“Debt” means any obligation created or assumed by any Person for the repayment of money borrowed, any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.

“Issue Date” means the date on which notes are initially issued under the indenture.

“Lien” means, as to any Person, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the Person under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the Person.

“Permitted Liens” means:

➢	any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings,

➢	any Lien incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; or

➢	any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by us or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

Description of the notes

“Principal Property” means any manufacturing plant, warehouse, distribution center, aftermarket or storage facility or sales office owned or leased by us or any Subsidiary that is located within the United States or Canada, except:

➢	any such property consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles, and

➢	any such property that, in the opinion of our board of directors, is not material in relation to the activities of us and our Subsidiaries, taken as a whole.

“Restricted Subsidiary” means any of our Subsidiaries owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Subsidiary” means, with respect to any Person:

➢	any other Person of which more than 50% of the total voting power of capital interests (without regard to any contingency to vote in the election of directors, managers, trustees, or equivalent persons), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person;

➢	in the case of a partnership, any Person of which more than 50% of the partners’ capital interests (considering all partners’ capital interests as a single class), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person; or

➢	any other Person in which such Person or one or more of the Subsidiaries of such Person have the power to control, by contract or otherwise, the board of directors, managers, trustees or equivalent governing body of, or otherwise control, such other Person.

EVENTS OF DEFAULT

Each of the following constitutes an “Event of Default” under the indenture with respect to the notes:

➢	failure to pay any interest on any note when due, continued for 30 days;

➢	failure to pay principal of or any premium on any note when due;

➢	failure to perform or breach of any of our covenants in the indenture (other than a covenant specifically mentioned above or a covenant included in the indenture solely for the benefit of a series of debt securities other than the notes), continued for 90 days after notice to us by the trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of all series affected by such default, including the notes;

➢	default in the payment of any principal of our Debt or the Debt of any of our Subsidiaries (as defined above under “—Covenants—Certain Definitions”) outstanding in an aggregate principal amount in excess of $75 million at the stated final maturity thereof or the occurrence of any other default the effect of which is to cause the stated final maturity of our Debt or the Debt of any of our Subsidiaries in excess of such amount to be accelerated, and notice of such default is given to us by the trustee or the holders of at least 25% in principal amount of the outstanding notes, unless:

➢	the default in payment is cured within 30 days after our receipt of such written notice; or

➢	the acceleration is rescinded or annulled or the default that caused the acceleration is cured within 30 days after our receipt of such written notice; or

➢	certain events of bankruptcy, insolvency or reorganization respecting Cooper Cameron occur.

Description of the notes

If an Event of Default described in the first, second or fourth bullet point of the preceding paragraph occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of, and any premium and interest on, the notes to be due and payable immediately. If an Event of Default described in the third bullet point occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of all outstanding debt securities of all series affected may declare the principal amount of, and any premium and interest on, all such debt securities to be due and payable immediately. In the event of our bankruptcy, insolvency or reorganization, the principal amount of all outstanding debt securities of all series, and any premium and interest thereon, will be due and payable immediately, without any declaration or other act of the trustee or any holder.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in principal amount of the outstanding notes (or of all outstanding debt securities, if the declaration relates to them and not just the notes) may rescind and annul such declaration if we deposit with the trustee an amount sufficient to pay all overdue interest on the accelerated debt securities, the principal of and premium, if any, on such debt securities that have become due and payable otherwise than by such declaration of acceleration and all amounts due to the trustee, and if all other Events of Default with respect to the accelerated debt securities have been cured or waived.

If an Event of Default occurs and is continuing with respect to the notes, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of the notes by all appropriate judicial proceedings. Holders may not enforce the indenture or the notes except in the limited circumstances provided in the indenture.

Within 90 days after the occurrence of any default under the indenture, the trustee must transmit notice of the default to the holders of the notes unless the default has been cured or waived. The trustee may withhold the notice, however, except in the case of a payment default, if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the trustee has in good faith determined that the withholding of the notice is in the interest of the holders of the notes, and, in the case of any Event of Default described in the third bullet point above, no notice will be given until at least 30 days after it occurs.

DEFEASANCE AND DISCHARGE

At any time, we may terminate our obligations under the indenture as they relate to the notes, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate some of our obligations under the indenture, including our obligations:

➢	relating to the defeasance trust, including the rights of holders to receive payments from the trust;

➢	to register the transfer of or exchange the notes;

➢	to replace mutilated, destroyed, lost or stolen notes; or

➢	to maintain a security registrar and paying agent in respect of the notes.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under or the operation of:

➢	some of the covenants applicable to the notes, including those described under “—Covenants—Limitations on Liens”; and

➢	the cross-acceleration provisions described under “—Events of Default” above.

Description of the notes

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the defeased notes may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of the cross-acceleration Event of Default described under “—Events of Default.”

In order to exercise either defeasance option, we must:

➢	irrevocably deposit in trust with the trustee money or U.S. government obligations for the payment of principal, premium, if any, and interest on the notes to redemption or stated maturity, as the case may be;

➢	comply with other conditions, including that no default with respect to the notes has occurred and is continuing after the deposit in trust; and

➢	deliver to the trustee an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the notes would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their notes until maturity.

Although the amount of money and U.S. government obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the notes of a defeased series at the time of their stated maturity or redemption, if we exercise our covenant defeasance option and the notes are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. We would, however, remain liable for such payments.

In addition, we may discharge all our obligations under the indenture with respect to the notes, other than our obligation to register the transfer of or exchange notes, provided that we either:

➢	deliver all outstanding notes to the trustee for cancellation; or

➢	all such notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such notes, including interest to stated maturity or applicable redemption date.

BOOK-ENTRY, DELIVERY AND FORM

The notes will be issued in the form of one or more global notes. The global notes will be deposited on the date of the closing of this offering with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, the notes will be issued in registered, permanent global form.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Depository Procedures—Exchange of Global Notes for Certificated Notes.” In addition, transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Description of the notes

Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to such extent.

So long as the global notes holder is the registered owner of any notes, the global notes holder will be considered the sole holder under the indenture of any notes evidenced by the global notes. Beneficial owners of notes evidenced by the global notes will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

DEPOSITORY PROCEDURES

General

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by them. Neither we nor the trustee will have any responsibility or liability for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized/book-entry changes to direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to the DTC are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the notes will not receive certificated notes representing their ownership interests therein, except in the circumstances described below under “—Exchange of Global Notes for Certificated Notes.”

To facilitate subsequent transfers, all global notes representing the notes that are deposited with, or on behalf of, the depositary are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the

Description of the notes

global notes with, or on behalf of, DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes representing the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes representing the notes. Under its usual procedure, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Payment of principal, premium, if any, and interest, on the global notes representing the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on the DTC’s records. Payments by direct participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of us or the trustee. Disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form in minimum denominations of $1,000 and in integral multiples of $1,000, if:

➢	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in either case (a) or (b) we fail to appoint a successor depositary within 90 days;

➢	we, at our option, elect to cause the issuance of certificated notes; or

➢	there has occurred and is continuing an Event of Default and DTC or the trustee has requested the security registrar to issue certificated notes.

In all cases, certificated notes delivered in exchange for any global notes or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Neither we nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

Description of the notes

GOVERNING LAW

The indenture and the notes will be governed by New York law.

CONCERNING THE TRUSTEE

SunTrust Bank is the trustee under the indenture and has been appointed by us as security registrar and paying agent with regard to the notes. The trustee makes no representations or warranties, express or implied, as to the accuracy or completeness of any information contained in this prospectus supplement or the accompanying prospectus, except for such information that specifically pertains to the trustee itself.

The indenture limits the right of the trustee, if it becomes our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in certain other transactions. However, if it acquires any conflicting interest after a default has occurred under the indenture and is continuing, it must eliminate the conflict or resign as trustee.

SunTrust Bank, as the trustee under the indenture, may be a depositary for funds of, may make loans to and may perform other routine banking services for us and our affiliates in the normal course of business.

Underwriting

We are offering the notes through the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. ABN AMRO Incorporated and UBS Securities LLC are acting as representatives of the underwriters named below. We have agreed to sell to each of the underwriters, and each of the underwriters have severally agreed to purchase, the principal amount of notes set forth opposite that underwriter’s name in the table below:

Principal amount
Underwriter	of notes

ABN AMRO Incorporated	$82,875,000
UBS Securities LLC	82,875,000
Credit Lyonnais Securities (USA) Inc.	8,500,000
The Royal Bank of Scotland PLC	8,500,000
DnB NOR Markets, Inc.	5,750,000
Lazard Frères & Co. LLC	5,750,000
SunTrust Capital Markets, Inc	5,750,000

Total	$200,000,000

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the notes if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may stop their market-making at any time without providing any notice. Liquidity of the trading market for the notes cannot be assured.

The notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.30% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all of the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own accounts. In addition, to cover short positions or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the notes in the offering if the underwriter or dealer repurchases previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in

Underwriting

these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page hereof, which will be the third business day in the United States following the date hereof.

We estimate that our expenses in connection with the sale of the notes, other than the underwriting discounts, will be $425,000. This estimate includes expenses relating to the filing fee for the registration statement, printing, rating agency fees, trustee’s fees, legal fees and other expenses. The underwriters have agreed to reimburse us for approximately $25,000 of such expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the ordinary course of their businesses, the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to us and our affiliates for which they have received, or expect to receive, customary fees.

Lazard Frères & Co. LLC has entered into an agreement with Mitsubishi Securities (USA), Inc. pursuant to which Mitsubishi provides certain advisory and other services to Lazard including in respect of this offering. In return for the provision of these services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.

The Trustee, SunTrust Bank, is an affiliate of SunTrust Capital Markets, Inc.

Legal matters

The validity of the notes will be passed upon for us by Porter & Hedges, L.L.P. of Houston, Texas. Vinson & Elkins L.L.P. of Houston, Texas will pass on certain legal matters on behalf of the underwriters. Vinson & Elkins L.L.P. represents us from time-to-time in matters unrelated to this offering.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You can also read copies of these reports, proxy statements and other information online by visiting our website at www.coopercameron.com.

You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available annual, quarterly and current reports, proxy statements and other information regarding issuers that file electronically with it. In addition, the annual, quarterly and current reports, proxy statements and other information concerning Cooper Cameron can be inspected at the New York Stock Exchange, 15 Broad Street, New York, New York 10006, where Cooper Cameron’s common stock is listed.

Incorporation by reference

The SEC allows us to incorporate by reference the information that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. The following documents filed by us, Commission File No. 1-13884, with the SEC are incorporated herein by reference and shall be deemed to be a part hereof. These documents contain important information about us.

Our SEC filings	Period covered or date of filing

Annual Report on Form 10-K/A	Year ended December 31, 2003
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act	After the date of this prospectus supplement and before the completion of this offering

The preceding list supersedes and replaces the documents listed in the accompanying prospectus under the heading “Where You Can Find More Information.”

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Statements contained in this prospectus supplement as to the contents of any contract or other

Incorporation by reference

document referred to in this prospectus supplement do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

You may request a copy of each document incorporated by reference in this prospectus supplement at no cost, by writing or calling us at the following address or telephone number: Cooper Cameron Corporation, 1333 West Loop South, Suite 1700, Houston, Texas 77027, Attention: Corporate Secretary, phone number (713) 513-3322. You also may obtain copies of these documents and other information about us from our website at www.coopercameron.com; however, such other information is not incorporated by reference into this prospectus.

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

Experts

The consolidated financial statements of Cooper Cameron Corporation incorporated by reference in Cooper Cameron Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$500,000,000

Cooper Cameron Corporation

Debt Securities

Common Stock
Preferred Stock
Depositary Shares
Warrants

     We may offer and sell from time to time:

•	debt securities;

•	common stock;

•	preferred stock;

•	depositary shares; and

•	warrants.

     We will provide specific terms of the securities and that offering in a supplement to this prospectus. The prospectus supplement also may add, update or change information in this prospectus. You should read this prospectus and any supplement to this prospectus before you invest. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.

     Please read and consider carefully the “Risk Factors” beginning on page 1 in this Prospectus.

      Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated August 14, 2002.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities in any state where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Using this process, we may sell the securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

COOPER CAMERON CORPORATION

      Our operations are organized into three business segments —

•	Cameron,

•	Cooper Cameron Valves, and

•	Cooper Compression Services.

      Through these segments we design, manufacture, market and service equipment used by the oil and gas industry and industrial manufacturing companies. This equipment includes oil and gas pressure control systems, including valves, wellheads, controls, chokes, blowout preventers, drilling and production control systems and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications; gas compressors and turbochargers used principally in oil and gas production and transmission applications and in industrial, manufacturing and power generation applications; and integrally geared centrifugal air compressors that provide oil-free air for use in a variety of industrial applications. We operate internationally and have manufacturing plants and service centers in numerous locations worldwide.

      Our principal executive offices are located at 1333 West Loop South, Suite 1700, Houston, TX 77027, and our phone number is (713) 513-3300.

ii

RISK FACTORS

      You should carefully consider the following risks described below and other information in this prospectus before deciding to invest in our securities. Other risks facing our company or related to each offering may also be included in any accompanying prospectus supplement and we urge you to read carefully any accompanying prospectus supplement before you make your decision to invest in our securities.

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on our sales and profitability.

      Demand for most of our products and services, and therefore our revenues, depend to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines in oil and gas prices negatively affect the level of these activities. Factors that contribute to the volatility of oil and gas prices include the following:

•	the demand for oil and gas, which is negatively impacted by economic downturns;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	governmental policies regarding exploration and development of oil and gas reserves;

•	the political environments of oil and gas producing regions;

•	the depletion rates of gas wells in North America; and

•	advances in exploration and development technology.

Our international operations expose us to instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business.

      We have manufacturing and service operations that are essential parts of our business in developing countries and economically and politically volatile areas in Africa, Latin America and the Asia-Pacific region. The risks of international business that we are exposed to include the following:

•	volatility in general economic, social and political conditions;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	changes in currency rates;

•	inability to repatriate income or capital;

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, trade partners and investment decisions;

•	reductions in the number or capacity of qualified personnel; and

•	seizure of equipment.

      We also purchase a large portion of our raw materials and components from a relatively small number of foreign suppliers in countries such as India, China and Pakistan. The ability of these suppliers to meet our demand could be adversely affected by the factors described above.

We are subject to environmental, health and safety laws and regulations that expose us to potential liability.

      Our operations are subject to a variety of foreign, federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment. We are required to invest financial and managerial resources to comply with these laws and anticipate that we will continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are changed frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect us.

Excess cash is invested in marketable securities which may subject us to potential losses.

      We invest excess cash in publicly-traded debt and equity securities. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies can affect the market value of our short-term investments. We had approximately $118.4 million of short-term investments at March 31, 2002.

Implementation of a new enterprise-wide software system could disrupt our business processes.

      We are in the process of implementing a new enterprise-wide software system. Although we believe we have developed an implementation plan which will allow for a successful transition to the new system, any disruption in this plan could negatively affect our ability to develop, procure, manufacture and/or deliver products, and could disrupt our financial reporting system.

Changes in the financial condition of our customers could impact our business.

      Erosion of the financial condition of customers could adversely affect our business with regard to both receivables exposure and future revenue realization. In both the Cooper Compression Services and Cooper Cameron Valves divisions, a significant portion of revenues for 2001 were derived from a relatively concentrated group of customers in the pipeline and gas compression business, some of which are reported to be experiencing financial and/or other difficulties related to their capitalization. To the extent these customers’ difficulties continue, or worsen, and/or curtail their expenditures with us, our revenues and earnings could be negatively affected.

Our deepwater subsea projects expose us to risks.

      We continue to expand into the deepwater subsea systems market. This market potentially subjects us to greater risk than has historically been present in our surface market as the size and relative concentration of exposure in individual subsea projects magnify the other risks discussed herein.

FORWARD-LOOKING STATEMENTS

      We have made “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act in this prospectus and in the documents that are incorporated by reference in this prospectus that are subject to risks and uncertainties. Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or similar expressions.

      Although we believe that the expectations in our forward-looking statements are reasonable, we cannot give any assurance that those expectations will be correct. Our operations are subject to numerous uncertainties, risks and other influences, many of which are outside our control and any of which could materially affect our results of operations and ultimately cause the statements we make to be inaccurate. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

      Future events and actual results may differ materially from the results set forth or implied in the forward-looking statements. Factors that might cause such a difference include:

•	the overall demand for, and pricing of, our products and services;

•	the size and timing of orders;

•	the existence of competitors, technological changes and developments in the industry;

•	changes in the price of and demand for oil and gas in both domestic and international markets;

•	political and social issues affecting the countries in which we do business;

•	fluctuations in currency and financial markets;

•	variations in global economic activity; and

•	the other factors discussed under “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 (registration no. 333-96565) with the SEC with respect to the securities we are offering. This prospectus is a part of that registration statement; however, it does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make those statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings, including the registration statement, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You also may read and copy any document we file at the SEC’s public reference rooms in Washington, D. C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

      SEC rules allow us to “incorporate by reference” into this prospectus the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before we sell all of the securities offered through this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the securities covered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Current Report on Form 8-K dated July 11, 2002; and

•	The description of our common stock, preferred stock and preferred stock purchase rights contained in the registration statement on Form 8-A filed on July 27, 1995.

      You can obtain any of the documents incorporated by reference in this prospectus through us, or from the SEC through the SEC’s web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus free of charge by requesting them in writing or by telephone from us at the following address and telephone number:

Cooper Cameron Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Attn: Corporate Secretary
(713) 513-3322

RECENT DEVELOPMENTS — ADOPTION OF NEW ACCOUNTING STANDARDS

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which we refer to as SFAS 142. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. If we implemented SFAS 142 as of January 1, 1999, our net income and earnings per share amounts would have been as follows:

	Fiscal Year Ended December 31,

	2001	2000	1999

Pro forma results assuming adoption of SFAS 142, effective January 1, 1999
Net income (dollars in thousands)	$109,064	$37,748	$53,212
Earnings per share:
Basic	$2.01	$0.71	$1.00
Diluted	$1.93	$0.69	$0.97

      The pro forma results by quarter for the years 2001 and 2000 assuming adoption of SFAS 142, effective January 1, 1999 would have been as follows:

	2001 (by Quarter)

	Quarter 1	Quarter 2	Quarter 3	Quarter 4

Net income (dollars in thousands)	$16,743	$22,449	$37,189	$32,683
Earnings per share:
Basic	$0.31	$0.41	$0.68	$0.61
Diluted	$0.30	$0.40	$0.64	$0.57

	2000 (by Quarter)

	Quarter 1	Quarter 2	Quarter 3	Quarter 4

Net income (loss) (dollars in thousands)	$15,218	$18,615	$10,833	$(6,918)
Earnings (loss) per share:
Basic	$0.30	$0.35	$0.20	$(0.13)
Diluted	$0.28	$0.34	$0.19	$(0.13)

      The above amounts differ from the amounts reported in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus, due to the exclusion of goodwill amortization in each period presented above.

USE OF PROCEEDS

      Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include acquisitions, working capital, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of our securities. We may initially invest those funds in marketable securities or use them to repay short-term indebtedness until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of our earnings to fixed charges for each of the periods indicated is as follows:

					Three
					Months
Fiscal Year Ended December 31,					Ended
					March 31,
1997	1998	1999	2000	2001	2002

6.9	5.4	3.0	2.8	7.3	8.2

      For these ratios, earnings represent income (including only distributed income of less-than-50%-owned entities) before income taxes and fixed charges. Fixed charges represent the sum of interest charges and the portions of rental expenses representative of an interest factor. Excluding nonrecurring/unusual charges of $22.0 million in fiscal 1998, $10.6 million in fiscal 1999, $77.4 million in fiscal 2000 and $20.2 million in fiscal 2001, the ratio of earnings to fixed charges for each of these periods would be 5.9, 3.3, 5.9 and 8.2, respectively. There was no preferred stock outstanding for any of the periods shown above.

DESCRIPTION OF DEBT SECURITIES

      The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The senior debt securities will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The subordinated debt securities will rank junior to all of our existing and future senior indebtedness in right of payment. The debt securities issued may be convertible into shares of our common stock, preferred stock, depositary shares or warrants.

      The senior debt securities and the subordinated debt securities will be issued under separate indentures between us and a U.S. banking institution (a “Trustee”). The Trustee for each series of debt securities will be identified in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called the “Indentures.” We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary, we have included references to section numbers of the Indentures so that you can easily locate those provisions. Capitalized terms used in this summary have the meanings used in the Indentures.

General

      At March 31, 2002, we did not have any outstanding preferred stock and we had approximately $460.5 million of outstanding long-term debt, including the long-term portion of obligations under capital leases.

•	the Indentures do not limit the aggregate principal amount of debt securities that can be issued thereunder. (Section 301)

•	debt securities may be issued in one or more series, each in an aggregate principal amount we authorize before issuance, and may be in any currency or currency unit that we may designate. (Section 301)

•	debt securities of a series may be issued in registered or global form. (Sections 201, 203 and 301)

•	the Indentures do not limit the amount of other unsecured debt or securities that we can issue.

•	the senior debt securities will rank equally with all of our other senior debt.

•	the subordinated debt securities will have a junior position to all of our senior debt. (Section 1301)

      A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of debt securities being offered;

•	the total principal amount of debt securities being offered;

•	the dates on which the principal of, and premium, if any, on the offered debt securities is payable;

•	the interest rate or rates (or the method by which rates will be determined), and the dates for which interest, if any, will accrue;

•	the interest payment dates;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities will be convertible into shares of common stock or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

•	events causing acceleration of maturity;

•	any provisions granting special rights to holders when specified events occur;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities; and

•	any other terms of the debt securities. (Section 301)

Denominations

      The debt securities will be issued in denominations of $1,000 or multiples thereof. (Section 302)

Subordination

      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities generally will be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture provides that no payment of principal, interest and/or premium on the subordinated debt securities may be made in the event:

•	of any insolvency, bankruptcy or similar proceeding involving us or our property;

•	we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

•	a default occurs with respect to any “Designated Senior Indebtedness” (as defined in the subordinated indenture), which permits the holders of such debt to accelerate its maturity (until such default is cured or a period of 179 days from receipt of notice has passed). (Sections 1301, 1302 and 1303)

      The subordinated indenture will not limit the amount of senior debt that we may incur.

      Senior Indebtedness is defined to include all our secured and unsecured direct or contingent liabilities and obligations, including our guarantees for money we borrow, which is not expressed to be subordinate to, or junior in right of payment to, any of our other indebtedness, our trade payables and our tax liabilities.

Events of Default

      The following are Events of Default under each Indenture:

•	failure to pay principal or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, continued for 30 days;

•	failure to deposit any mandatory sinking fund payment when due, continued for 30 days;

•	failure to perform any other covenant in the Indenture that continues for 90 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default as may be specified in the supplemental indenture with respect to debt securities of such series. (Section 501)

      An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium or interest) if the Trustee considers the withholding of notice to be in the best interest of the holders. (Section 602)

Acceleration of Debt Upon an Event of Default

      If an Event of Default occurs, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities may declare the principal amount of all the debt securities of the applicable series to be due and payable immediately. (Section 502) If this happens, subject to certain conditions, the holders of a majority of the outstanding principal amount of a series of debt securities can void the declaration. These conditions include the requirement that we have paid or deposited with the Trustee a sum sufficient to pay all overdue principal and interest payments on the series of debt securities subject to the default. (Section 502)

      If an Event of Default occurs due to certain events of bankruptcy, insolvency or reorganization, the principal amount of the outstanding debt securities of all series will become immediately due and payable without any declaration or other act on the part of either Trustee or any holder. (Section 502)

      Depending on the terms of our indebtedness, an Event of Default under an Indenture may cause a cross default on our other indebtedness.

Duties of Trustee

      Other than its duties in the case of default, the Trustee is not obligated to exercise any of its rights or powers under either Indenture at the request, order or direction of any holders unless the holders offer the Trustee satisfactory security or indemnity. (Section 603)

      If the holders provide satisfactory security or indemnification, the holders of a majority of principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee for any series of debt securities. (Section 512)

Covenants

      Under the Indentures, we will:

•	pay the principal, interest and premium, if any, on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

•	deposit sufficient funds with any payment agent on or before the due date for the payment of any principal, interest or premium. (Sections 1001, 1002, 1003 and 1005)

Modification of Indentures

      Each Indenture provides that we and the Trustee may, without the consent of any holders of debt securities, enter into supplemental indentures for the purposes, among other things, of:

•	adding to our covenants;

•	adding additional events of default;

•	changing or eliminating any provisions of the indentures so long as there are no holders entitled to the benefit of the provisions;

•	establishing the form or terms of any series of debt securities; or

•	curing ambiguities, defects or inconsistencies in the Indentures or making any other provisions with respect to matters or questions arising under the Indentures. (Section 901)

      With specific exceptions, the Indentures or the rights of the holders of the debt securities may be modified by us and the Trustee with the consent of the holders of a majority of the outstanding principal amount of the debt securities of each series affected by the modification, but without the consent of the holders of each outstanding debt security affected, no modification may be made which would:

•	change the maturity of any payment of principal of, or any premium on, or any installment of interest on any debt security;

•	change the terms of any sinking fund with respect to any debt security;

•	reduce the principal amount of, or the interest or any premium on, any debt security upon redemption or repayment at the option of the holder;

•	change any place of payment where, or the currency in which, any debt security or any premium or interest is payable;

•	impair the right to sue for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for any such modification or amendment of the Indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or for waiver of specific defaults. (Section 902)

Consolidation, Merger and Sale of Assets

      Each Indenture generally permits a consolidation or merger between us and another company, and permits us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring company will assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures. (Section 801)

      We will only consolidate or merge with or into another company or sell all or substantially all of our assets according to the terms and conditions of the Indentures. The remaining or acquiring company will assume our obligations under the Indentures with the same effect as if it had been an original party to the Indentures and we shall be released from all our liabilities and obligations under either Indenture and any debt securities. (Sections 801 and 802) Thereafter, the successor company may exercise our rights and powers under either Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor company.

Discharge and Defeasance

      We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation; or

•	all debt securities of that series have become due and payable or will become due and payable, at maturity or by redemption, and we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of that series on the dates those payments are due. (Section 401)

      To exercise our right to be discharged, we must deliver the following to the applicable trustee:

•	an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such option and will be subject to U.S. federal income tax on the same amount in the same manner and at the same time as if such option had not been exercised; and

•	an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the satisfaction and discharge of the applicable indenture with respect to such series have been complied with. (Section 401)

      In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable; then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”). (Section 403)

      If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold monies for payment in trust. (Section 403)

      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the U.S. Internal Revenue Service or a change in law to that effect. (Section 403)

Payment and Paying Agents

      Principal, interest and premium, if any, on fully registered securities will be paid at designated places. Payment will be made by check mailed to the person in whose name the debt securities are registered on the day specified in the Indentures or any prospectus supplement. Payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. (Section 307)

      Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge. (Section 1002)

Global Securities

      The debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary or its nominee identified in a prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 201, 203 and 301)

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes us to issue up to 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2002 there were approximately 54,071,292 shares of common stock outstanding and we do not have any shares of preferred stock outstanding.

Common Stock

      The holders of common stock as of the applicable record date are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights for the election of our directors in accordance with our bylaws and Delaware law. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by the board of directors out of funds legally available for distribution, and, in the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights and is not subject to further calls or assessments by us. The common stock currently outstanding is validly issued, fully paid and nonassessable.

      See “— Stockholder Rights Plan; Preferred Stock Rights Agreement” for information regarding the rights that currently attach to each outstanding share of our common stock.

      The transfer agent and registrar for the common stock is First Chicago Trust Division of EquiServe.

Anti-Takeover Effects of Delaware Law

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

1. prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

2. upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers; and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

3. at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include:

1. any merger or consolidation involving the corporation and the interested stockholder;

2. any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

3. subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

4. any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

5. the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an “interested stockholder” as any entity or person which or who beneficially owns (or within three years did own) 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

      The existence of this provision can be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

      Our certificate of incorporation requires that any business combination involving us and a person who beneficially owns 20% or more of our common stock must be approved by the holders of at least 80% of the voting power of our outstanding shares of capital stock, voting together as a single class. This provision does not apply if either (a) the business combination is approved by a two-thirds vote of the continuing directors, as defined in our certificate of incorporation, or (b) certain “fair price” and disclosure conditions are met.

Stockholder Rights Plan; Preferred Stock Rights Agreement

      The following summary of the principal terms of the rights and the Preferred Stock Rights Agreement, referred to as the rights agreement, is a general description only and is subject to the detailed terms and conditions of the rights agreement.

      In 1995, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock. Each right is subject to the terms of the rights agreement. The rights agreement provides that each share of our outstanding common stock will have the right to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at an exercise price of $300.00, subject to adjustment.

      The rights under the rights agreement currently are attached to and trade together with our common stock. The rights will separate from our common stock and be represented by separate and distinct certificates approximately ten days after someone acquires or commences a tender offer for 20% or more of our outstanding common stock.

      After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

      All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on October 31, 2007 unless earlier redeemed or exchanged by us.

      If an acquiror, which could be a person or group, obtains, or commences a tender or exchange offer to obtain, 20% or more of our common stock, then each right will entitle the holder to purchase a number of shares of our common stock having a then-current market value equal to two times the exercise price.

      Each right will entitle the holder to purchase a number of shares of common stock of the acquiring entity having a then-current market value of twice the purchase price if an acquiror obtains 20% or more of our common stock and any of the following occurs:

•	we merge into another entity; or

•	we sell more than 50% of our assets or earning power.

      Under the rights agreement, any rights that are or were owned by an acquiror, or its affiliates, of more than 20% of our outstanding common stock will be null and void.

      At its option, our board of directors may redeem all of the outstanding rights under the rights agreement at any time on or prior to the close of business on the tenth day following the time that an acquiror obtains 20% or more of our outstanding common stock.

      The redemption price under the rights agreement is $0.01 per right. The right to exercise the rights will terminate upon the action of our board of directors ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

      The rights issued under the rights agreement are designed to protect and maximize the value of our common stock in the event of an unsolicited attempt to acquire us in a manner or on terms that are not approved by our board of directors. The rights are designed to deter unfair tactics, including a gradual accumulation of shares in the open market of a 20% or greater position, followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally.

      Subject to the restrictions described above, the rights may be redeemed by us at $0.01 per right at any time prior to the time the rights separate from the common stock. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors. The rights are not intended to prevent a transaction that is in the best interest of our stockholders. However, the rights may have the effect of rendering more difficult or discouraging an acquisition that our board of directors deemed undesirable. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon redemption of the rights.

Preferred Stock

      Our certificate of incorporation authorizes us to issue shares of preferred stock in one or more series. Our board of directors has the authority, without stockholder consent and subject to certain limitations imposed by law or our bylaws, to issue one or more series of preferred stock at any time. The certificate of designation relating to each series will fix the voting power, rights, preferences and restrictions of the preferred stock of each series. A prospectus supplement relating to each such series will specify the terms of the preferred stock as determined by our board of directors, including the following:

•	the number of shares in any series;

•	the dividend rate and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock including whether there is any restriction on the repurchase or redemption of the preferred stock while there is any arrearage in the payment of dividends or sinking fund installments;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

      All shares of preferred stock offered will, when issued, be fully paid and non-assessable.

      The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

      We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the related prospectus supplement will not be complete. You should refer to the certificate of designation for complete information.

      Although it has no present intention to do so, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

Depositary Shares

      At our option, we may elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares and each of these depositary shares will represent a fraction, to be set forth in the prospectus supplement, of a share of a particular series of preferred stock. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

      The shares of preferred stock underlying the depositary shares will be deposited with a bank or trust company selected by us to act as depositary, under a deposit agreement between us, the depositary and the holders of the depositary receipts. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

      Depositary receipts issued pursuant to the depositary agreement will evidence the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

      The summary of terms of the depositary shares contained in this prospectus is not complete. You should refer to the forms of the depositary agreement, our certificate of incorporation and the certificate of amendment for the applicable series of preferred stock that are, or will be, filed with the SEC.

DESCRIPTION OF WARRANTS

      We may issue warrants, including warrants to purchase debt securities, preferred stock, common stock or other securities. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants.

      If we issue warrants, we may do so under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

      The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedure by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which each warrant will be issued;

•	the procedures for exercising the warrants;

•	dates or periods during which the warrants are exercisable; and

•	the expiration date and any other material terms of the warrants.

PLAN OF DISTRIBUTION

      We may sell the securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

      In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases, or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent, if any, that it discourages a resales of the security.

      Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transactions.

Direct Sales and Sales Through Agents

      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of these securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

      Certain legal matters relating to the validity of the common stock, debt securities, preferred stock and warrants will be passed upon for the Company by Porter & Hedges, L.L.P., Houston, Texas and for any underwriters or agents by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

      The consolidated financial statements Cooper Cameron Corporation incorporated by reference in Cooper Cameron Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$200,000,000

Cooper Cameron Corporation

2.650% Senior Notes due 2007

PROSPECTUS SUPPLEMENT

March 15, 2004

Joint Book-Running Managers

ABN AMRO Incorporated	UBS Investment Bank

Credit Lyonnais Securities (USA)

Royal Bank of Scotland

DnB NOR Markets

Lazard

SunTrust Robinson Humphrey